13012768

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45304

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/12** (mm/dd/yy) AND ENDING **12/31/12** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JHW Financial Services, Inc. dba Financial Telesis, Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4340 Redwood Highway, Suite B-60
(No. and Street)

San Rafael	**California**	**94903**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James H. Williams **415-526-2751**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **James H. Williams**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **JHW Financial Services, Inc. dba Financial Telesis, Inc.**, as of **December 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President
Title

Notary Public

MARY K. DINDAY
Commission # 1920295
Notary Public - California
Marin County
My Comm. Expires Jan 23, 2015

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Annual Audit Report

December 31, 2012

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Annual Audit Report

December 31, 2012

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

December 31, 2012

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Shareholder
JHW Financial Services, Inc.
dba Financial Telesis, Inc.
San Rafael, California

Report on the Financial Statements
We have audited the accompanying statement of financial condition of JHW Financial Services, Inc. dba Financial Telesis, Inc., (the "Company") as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JHW Financial Services, Inc. dba Financial Telesis, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst Wintter + Associates

February 25, 2013

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Statement of Financial Condition

December 31, 2012

Assets		
Cash and cash equivalents	$	1,042,255
Deposit with clearing broker		100,000
Accounts receivable		5,061,064
Other assets		21,503
Equipment, net of $123,017 accumulated depreciation		62,520
Total Assets	$	6,287,342

Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable	$	120,083
Commissions payable		4,825,510
Due to clearing broker		15,716
Deferred revenue		3,610
Total Liabilities		4,964,919
Stockholder's Equity		
Common stock (no par value;10,000 shares authorized; 100 shares issued and outstanding)		5,000
Additional paid in capital		29,869
Retained earnings		1,287,554
Total Stockholder's Equity		1,322,423
Total Liabilities and Stockholder's Equity	$	6,287,342

See independent auditor's report and accompanying notes.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Statement of Income

For the Year Ended December 31, 2012

Revenue	
Commissions	$ 66,909,043
Fee income	3,002,545
Consulting income	361,227
Other income	25,930
Total Revenue	70,298,745
Operating Expenses	
Commissions	66,665,745
Compensation	1,561,232
Professional fees	167,218
Rent	60,199
Depreciation	14,400
Other operating expenses	268,471
Total Expenses	68,737,265
Income Before Income Taxes	1,561,480
Income tax	27,579
Net Income	$ 1,533,901

See independent auditor's report and accompanying notes.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2012

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
December 31, 2011	$ 5,000	$ 29,869	$ 993,624	$ 1,028,493
Distributions	-	-	(1,239,971)	(1,239,971)
Net income	-	-	1,533,901	1,533,901
December 31, 2012	$ 5,000	$ 29,869	$ 1,287,554	$ 1,322,423

See independent auditor's report and accompanying notes.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2012

Cash Flows from Operating Activities	
Net income	$ 1,533,901
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	14,400
(Increase) decrease in:	
Accounts receivable	7,488
Other assets	19,392
Increase (decrease) in:	
Accounts payable	(14,009)
Commissions payable	(347,547)
Due to clearing broker	15,521
Deferred revenue	3,610
Net Cash Provided by Operating Activities	1,232,756
Cash Flows from Investing Activities	
Purchases of equipment	(49,010)
Net Cash Used by Investing Activities	(49,010)
Cash Flows from Financing Activities	
Distributions paid	(1,239,971)
Net Cash Used by Financing Activities	(1,239,971)
Net Decrease in Cash and Cash Equivalents	(56,225)
Cash and cash equivalents at beginning of year	1,098,480
Cash and Cash Equivalents at End of Year	$ 1,042,255

Supplemental Disclosures:

Taxes paid	$ 33,132

See independent auditor's report and accompanying notes.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Notes to the Financial Statements

December 31, 2012

1. Organization

JHW Financial Services, Inc. dba Financial Telesis, Inc. (the "Company") a California corporation was incorporated on June 26, 1992, and registered as a broker-dealer under the Securities Exchange Act of 1934 in December 1992. The Company commenced securities transactions in January 1993. The Company engages primarily in the brokerage of mutual funds and other investment company products.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. No allowance for uncollectible accounts receivable has been recorded as all receivables are deemed collectible by management as of December 31, 2012.

Equipment
Equipment is recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life (5 years) of the asset. The Company's policy is to capitalize equipment purchases greater than $1,000.

Securities Transactions
Commission revenues are related to mutual fund transactions and are recorded on the trade date basis.

Investment Banking Fees
Investment banking revenues are earned from providing merger and acquisition advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable. Fees are earned in both cash and securities. Fees earned in the form of securities are valued at market.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
Commencing in 1995, the Company, with the consent of its shareholder, elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporate income taxes, the shareholder of an S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The provision shown is for applicable state income taxes. The Company is no longer subject to state income tax examinations by tax authorities for years before 2008.

2. Significant Accounting Policies (continued)

Income Taxes (continued)
The provision for income taxes shown consists of the Company's share of state income taxes of $27,579.

Deferred income taxes are recognized for differences between the basis of assets and liability for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant for the Company.

3. Deposit with Clearing Organization

The Company's clearing organization, Pershing LLC, requires that they maintain at least $100,000 in deposits.

4. Risk Concentration

The Company's cash and cash equivalents consist of cash held at three financial institutions where they each may exceed government insurance limits during the year. At December 31, 2012, the Company's uninsured cash balances totaled $742,765.

5. Employee Benefit Plan

The Company has a qualified 401(k) plan which covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. At the Company's discretion, it can match a portion of the participants' contributions. For 2012, the Company's matching contribution was $84,064.

6. Lease Obligation

The Company leases office space in San Rafael, California. The lease term began on November 21, 2003 and has been extended to expire on January 31, 2014. The future annual minimum lease payments are as follows:

2013	$ 78,235
2014	6,380
Total	$ 84,615

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3- which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2012, the Company's net capital was $811,408 which exceeded the requirement by $480,413.

8. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

9. Subsequent Events

The Company has evaluated subsequent events through February 25, 2013, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

JHW Financial Services, Inc.
dba Financial Telesis, Inc.
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2012

Net Capital	
Total stockholder's equity	$ 1,322,423
Less: Non-allowable assets	
Accounts receivable	426,992
Other assets	21,503
Equipment, net	62,520
Total non-allowable assets	511,015
Net Capital	811,408
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $4,964,919 or $5,000, whichever is greater	330,995
Excess Net Capital	$ 480,413

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2012)

There were no material differences noted in the Company's net capital computation at December 31, 2012.

See independent auditor's report and accompanying notes.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2012

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2012

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Shareholder
JHW Financial Services, Inc.
dba Financial Telesis, Inc.
San Rafael, California

In planning and performing our audit of the financial statements and supplemental schedules of JHW Financial Services, Inc. dba Financial Telesis, Inc., (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2013

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Shareholder
JHW Financial Services, Inc.
dba Financial Telesis, Inc.
San Rafael, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by JHW Financial Services, Inc. dba Financial Telesis, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst Wintter & Associates

February 25, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045304 FINRA DEC
JHW FINANCIAL SERVICES INC 10*10
D/B/A FINANCIAL TELESIS INC
4340 REDWOOD HWY STE 23
SAN RAFAEL CA 94903-2104

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 68,297

B. Less payment made with SIPC-6 filed (**exclude interest**) (27,506)

______
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 40791

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JHW Financial Services Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 26th day of February, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 70,298,743
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	42,617,039
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Consulting & Interest Income (Deductions in excess of $100,000 require documentation)	363,047
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	42,980,086
2d. SIPC Net Operating Revenues	$ 27,318,657
2e. General Assessment @ .0025	$ 68,297
	(to page 1, line 2.A.)